UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 001-10960

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CASH 401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTCASH, INC.
1600 West 7th Street
Fort Worth, Texas 76102

FIRST CASH 401(k) PROFIT SHARING PLAN
INDEX

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Investment Committee
First Cash 401(k) Profit Sharing Plan
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. First Cash 401(k) Profit Sharing Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information, which includes the schedule of assets held for investment purposes at December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the First Cash 401(k) Profit Sharing Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security act of 1974. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Stovall Grandey & Allen LLP

Fort Worth, Texas
June 28, 2017

FIRST CASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS:
Investments, at fair value:
Money market funds	$61,512,131	$936,717
Mutual funds	7,173,741	6,584,280
Stable pooled fund	4,181,590	—
Common/collective trust funds	13,500,826	12,173,547
FirstCash, Inc. common stock	10,956,452	4,835,133
Total investments	97,324,740	24,529,677

Notes receivable from participants	6,322,911	1,605,201

Contributions receivable:
Participant	254,726	19
Employer	109,917	—
Total contributions receivable	364,643	19

Total assets	104,012,294	26,134,897

LIABILITIES:
Other liabilities	54,622	23,228

Total liabilities	54,622	23,228

Net assets available for benefits	$103,957,672	$26,111,669

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2016	2015
Additions to net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$2,942,896	$(2,839,635)
Interest and dividends	297,811	267,003
Net investment gain (loss)	3,240,707	(2,572,632)

Contributions:
Participant	2,631,068	2,465,788
Participant rollovers	22,140	32,311
Employer	793,673	708,507
Total contributions	3,446,881	3,206,606

Interest income on notes receivable from participants	67,735	66,106

Other	55,768	55,799

Total additions	6,811,091	755,879

Deductions from net assets attributable to:
Benefits paid directly to participants	3,064,873	1,655,924
Investment management fees	101,448	103,807
Administrative fees	91,494	84,765
Custody fees	13,785	13,199
Total deductions	3,271,600	1,857,695

Increase (decrease) in net assets available for benefits before transfers	3,539,491	(1,101,816)

Transfers from other plans (Note 9)	74,306,512	—

Increase (decrease) in net assets available for benefits	77,846,003	(1,101,816)

Net assets available for benefits:
Beginning of year	26,111,669	27,213,485

End of year	$103,957,672	$26,111,669

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF PLAN

The following brief description of the First Cash 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General
The Plan is a salary deferral plan covering substantially all U.S.-based employees of FirstCash, Inc. and its wholly-owned subsidiaries (the “Company” or the “Employer”) who have completed six months of service with the Company and have reached age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee and custodian of the Plan is TD Ameritrade Trust Company.

Contributions
Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation as pre-tax contributions. In addition, effective January 1, 2016, the Plan also allows for Roth after-tax contributions. However, each participant’s annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $18,000 for 2016 and 2015. In addition, participants over age 50 were allowed to contribute an additional $6,000 for 2016 and 2015. The amount of a participant’s annual compensation that may be taken into account for purposes of determining the Company’s matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. Unless they elect otherwise, employees are automatically enrolled and contribute 5% of their compensation beginning six months after their date of hire. Prior to July 1, 2016, the automatic enrollment percentage was 3%. Effective December 31, 2016, the Company contributes to the Plan a matching amount equal to 50% of the first 5% of the participant’s annual compensation contributed to the Plan. Prior to December 31, 2016, the Company match amount was 40% of the first 6% of the participant’s annual compensation contributed to the Plan. Participants are eligible to receive Company matching contributions after twelve months of service with the Company, subject to vesting requirements. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee’s compensation to the total compensation of all participating employees. No such contribution was made in 2016 or 2015.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the Employer’s matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contributions and profit sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants’ accounts will be used to reduce future Company contributions to the Plan. The various participant allocations are based on a percentage of the participant’s elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Vesting
Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant’s date of hire. Participants become 25% vested in employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options
Upon enrollment into the Plan, a participant may direct their contributions to purchase the Company’s common stock or any of the investment options offered by TD Ameritrade Trust Company, the trustee of the Plan. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits
Participants whose employment terminates for any reason (except death or disability) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. If a terminated participant’s vested balance is $5,000 or less, and the participant does not consent to a distribution of the vested account balance, the vested benefit is automatically rolled over to an IRA provider. If the participant’s vested balance exceeds $5,000, no distribution is made from the Plan without the participant’s consent. There were $5,181 of benefits payable to participants at December 31, 2016. There were $15,457 benefits payable to participants at December 31, 2015.

Participant Loans
A participant may apply to the plan administrator for a loan under the Plan. All loans to participants are subject to the terms and conditions set forth in the Plan document and trust agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are paid ratably through bi-weekly after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee, but not to exceed 20 years. A participant may have only one loan outstanding at any one time. Participant loans are collateralized by the funds in their respective participant accounts.

Forfeitures
Participants who terminate employment prior to being fully vested in the Company’s matching contributions forfeit the non-vested contributions and related earnings. At December 31, 2016 and 2015, there were approximately $203,000 and $62,000, respectively, of forfeited non-vested amounts. Forfeitures of Company matching contributions may be used to reduce future Company contributions to the Plan. In 2016 and 2015, Company matching contributions were reduced by approximately $62,000 and $73,000, respectively, from forfeited, non-vested amounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

Administrative Fees
The Company has paid, at its discretion, certain of the administrative expenses of the Plan. Administrative expenses paid by the Company in 2016 and 2015 were approximately $92,000 and $82,000, respectively.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has subsequently been amended, the Investment Committee believes the Plan is still in compliance with IRS regulations.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service and Department of Labor. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2013.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements and supplemental schedule are prepared on the accrual basis of accounting.

Valuation of Investments
Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are valued using the net asset value quoted on a private market; however the unit price is based on underlying investments which are traded on an active market. Equity securities are valued at fair value using quoted market prices. Investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Notes Receivable from Participants
Loans to participants are reported at their principal balances plus any accrued but unpaid interest. Loans that are not repaid within 180 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

Payment of Benefits
Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan, but have not been paid, are deducted from net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”), as applied to defined contribution employee benefit plans, requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Fully Benefit-Responsive Investments
The Diversified Investment Advisors Stable Pooled Fund (the “Stable Pooled Fund”) was transferred into the Plan as a result of the merger of the Cash America International, Inc. 401(k) Savings Plan with the Plan (see Note 9). The Stable Pooled Fund invests in fully benefit-responsive investments through its indirect investment in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. that invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly-rated financial institutions and corporations, as well as obligations of the U.S. Government or its agencies.

Collective trust funds, such as the Stable Pooled Fund, that are held by a defined-contribution plan and invest in fully benefit-responsive investments are required to be reported at fair value. As permitted by GAAP, the Stable Pooled Fund calculates fair value using net asset value per share, and the relevant measurement attribute is contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As such, the fair value of the Stable Pooled Fund as presented on the statement of net assets available for benefits as of December 31, 2016 is equal to the contract value of the Stable Pooled Fund as of that measurement date.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued ASU No. 2015-07, "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Plan adopted the applicable provisions of ASU 2015-07 on January 1, 2016 on a retrospective basis. The adoption had no impact on the Plan's net assets available for benefits or statements of changes in net assets available for benefits for the year ended December 31, 2016 and 2015. However, as a result of the adoption of ASU 2015-07, the Plan's investments in money market funds, mutual funds, the Stable Pooled Fund and common collective trust funds, which are valued using the net asset value per share practical expedient, were removed from the fair value hierarchy as of December 31, 2016 and 2015, and the updated presentation can be seen in Note 8.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient" ("ASU 2015-12").

Part I of ASU 2015-12 removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value.

Part II of ASU 2015-12 removes the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Part III of ASU 2015-12 allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end.

ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. Part III was not applicable to the Plan. The Plan adopted the applicable provisions of ASU 2015-12 on January 1, 2016 on a retrospective basis. While Part I of ASU 2015-12 specifies that indirect investments in fully benefit-responsive investment contracts, such as the Plan's Stable Pooled Fund, should no longer be treated as fully benefit-responsive investment contracts, ASU 2015-12 does clarify that since the Stable Pooled Fund is a collective trust fund that is valued using the net asset value per share practical expedient in a manner consistent with Accounting Standards Codification ("ASC") 946, Financial Services—Investment Companies, the relevant measurement attribute for the Stable Pooled Fund is contract value. The adoption of ASU 2015-12 had no impact on the Plan's net assets available for benefits or statements of changes in net assets available for benefits for the year ended December 31, 2016 and 2015. However, upon adoption of Part II of ASU 2015-12, previous disclosure of net appreciation or depreciation in fair value of investments by general type and disclosure of individual investments that represent 5% or more of net assets available for benefits were eliminated.

3.    INVESTMENTS

According to the Financial Accounting Standards Board, participant loans are to be classified on the statement of net assets available for benefits as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. According to the Department of Labor, participant loans are considered an investment and measured at their fair value, and are required to be included as supplemental information in the schedule of assets held for investment purposes at end of year. The following is a reconciliation of the schedule of assets held for investment purposes to the financial statements as of December 31:

	2016	2015
Investments per schedule of investments held for investment purposes at end of year	$103,647,651	$26,134,878
Less: Notes receivable from participants	(6,322,911)	(1,605,201)
Investments per financial statements	$97,324,740	$24,529,677

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5.	PARTIES – IN – INTEREST

FirstCash, Inc. common stock and notes receivable from participants are considered parties-in-interest to the Plan. The investment in FirstCash, Inc. common stock was $10,956,452 and $4,835,133 at December 31, 2016 and 2015, respectively, and appreciated in value by $1,257,932 and depreciated in value by $2,352,488 during 2016 and 2015, respectively. The balance of notes receivable from participants was $6,322,911 and $1,605,201 at December 31, 2016 and 2015, respectively, and interest income on notes receivable from participants was $67,735 and $66,106 during 2016 and 2015, respectively.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

The trustee of the Plan, TD Ameritrade Trust Company, is a party-in-interest as defined by ERISA. The trustee invests certain Plan assets in common/collective trust funds and money market funds and such transactions qualify as party-in-interest transactions permitted by the Department of Labor.

6.	CONCENTRATION OF MARKET RISK

At December 31, 2016 and 2015, approximately 11% and 19%, respectively, of the Plan’s assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company, the market’s evaluation of such performance and overall market conditions. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant’s account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions.

7.	RECONCILIATION TO FORM 5500

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets per Schedule H of the Form 5500 to the financial statements is as follows:

	Year Ended December 31,
	2016	2015
Net Assets per Form 5500 - Schedule H	$104,006,224	$26,111,340
Benefits to participants paid in 2016	—	15,457
Benefits to participants to be paid in 2017	5,181	—
Excess contributions refunded in 2016	—	(15,128)
Excess contributions to be refunded in 2017	(53,733)	—
Net Assets per financial statements	$103,957,672	$26,111,669

The reconciliation of change in net assets per Schedule H of the Form 5500 to the financial statements is as follows:

	Year Ended December 31,
	2016	2015
Changes in Net Assets per Form 5500 - Schedule H	$3,588,372	$(1,115,606)
Benefits to participants paid in 2015	—	(5,450)
Benefits to participants paid in 2016	(15,457)	15,457
Benefits to participants to be paid in 2017	5,181	—
Excess contributions refunded in 2015	—	18,911
Excess contributions refunded in 2016	15,128	(15,128)
Excess contributions to be refunded in 2017	(53,733)	—
Change in Net Assets Available for Benefits Before Transfers per financial statements	$3,539,491	$(1,101,816)

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

8.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820-10-20, Fair Value Measurements and Disclosures (“ASC 820-10-20”), the Plan’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1 – Quoted prices in active markets for identical investments.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for instruments measured at fair value.

Money Market Funds
These investments are public investment vehicles valued using $1 for the NAV, or its equivalent.

Mutual Funds
These investments are valued at the NAV of shares held by the Plan at year end.

Common/Collective Trust Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund.

Stable Pooled Fund
The Stable Pooled Fund was valued using NAV per share as a practical expedient. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since the Stable Pooled Fund was measured using the NAV per share practical expedient, the Stable Pooled Fund has not been classified in the fair value hierarchy. See Note 2 for additional information on the Stable Pooled Fund.

FirstCash, Inc. Common Stock
FirstCash, Inc. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2016 or 2015, and there were no changes in the valuation methodologies between these periods.

The following tables present the fair value of financial instruments, measured on a recurring basis, as of December 31, 2016 and 2015, respectively, by the ASC 820-10-20 fair value hierarchy described above. The Plan had no assets or liabilities classified as Level 2 or 3 at December 31, 2016 or 2015.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

	Total	Fair Value Measurements Using
	Investments	Level 1	Level 2	Level 3
Balance at 12/31/2016
Investments at fair value:
Common stock	$10,956,452	$10,956,452	$—	$—

Investments measured at NAV (1):
Money market funds	$61,512,131
Mutual funds	7,173,741
Stable pooled fund	4,181,590
Common/collective trust funds (2)	13,500,826
Total	$86,368,288

Total Plan investments	$97,324,740

Balance at 12/31/2015
Investments at fair value:
Common stock	$4,835,133	$4,835,133	$—	$—

Investments measured at NAV (1):
Money market funds	$936,717
Mutual funds	6,584,280
Stable Pooled Fund	—
Common/collective trust funds (2)	12,173,547
Total	$19,694,544

Total Plan investments	$24,529,677

(1)
As discussed Note 2, investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have been removed from the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation to the amounts in the Statement of Net Assets Available for Benefits.

(2)	All of the common collective trust funds are immediately redeemable and have no notice requirements.

9.	MERGER

On September 1, 2016, the Company completed its merger with Cash America International, Inc. ("Cash America") as contemplated by the Agreement and Plan of Merger, dated April 28, 2016 (the “Merger Agreement”), by and among the Company, Cash America and Frontier Merger Sub, LLC (“Merger Sub”), a Texas limited liability company and a direct wholly owned subsidiary of the Company. Pursuant to the Merger Agreement, Cash America merged with and into Merger Sub, with Merger Sub continuing as the surviving entity in the merger and a wholly owned subsidiary of the Company. Following the merger, the Company changed its name to FirstCash, Inc. and listed its common stock on the New York Stock Exchange under the ticker symbol "FCFS."

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

As a result of the merger, the Cash America International, Inc. 401(k) Savings Plan was merged into the Plan effective December 30, 2016 and the following net assets of the Cash America International, Inc. 401(k) Savings Plan were transferred into the Plan on December 30, 2016:

Money market funds	$60,594,794
Stable pooled fund	4,180,783
FirstCash, Inc. common stock	4,579,645
Notes receivable from participants	4,589,266
Contributions receivable	362,024
Transfers from other plans	$74,306,512

The transfer initiated a blackout period beginning December 31, 2016 and continuing through January 18, 2017. During the blackout period, funds could not be applied to employee-selected funds with the Plan or withdrawn from the Plan until the custodian had time to accurately complete the transfer. During the blackout period, employee contributions continued to be made through payroll deductions, and the contributions were deposited and held in a money market fund until the completion of the blackout period. At the end of the blackout period, these funds and funds transferred into the Plan on December 30, 2016 were transferred to the investment options requested by each participant.

SUPPLEMENTAL SCHEDULE

FIRST CASH 401(K) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 75-2237318	Plan Number: 001
DECEMBER 31, 2016

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE RATE OF INTEREST, COLLATERAL PAR OR MATURITY VALUE	COST	CURRENT VALUE
	Money Market Funds:
*	TD Ameritrade Trust Company	TD Bank USA Institutional Money Market	**	$820,766
*	TD Ameritrade Trust Company	TD Bank USA Money Market	**	60,691,365
				61,512,131
	Mutual Funds:
	Dimensional Fund Advisors	Intermediate Government Fixed Income	**	96,513
	Dimensional Fund Advisors	US Large Cap Value	**	1,456,878
	Dreyfus	Small Cap Stock Index	**	883,775
	TIAA-CREF	S&P 500 Index	**	1,057,094
	TIAA-CREF	International Equity Index	**	49,253
	American Funds	EuroPacific Growth	**	1,216,485
	American Funds	Investment Company of America	**	198,239
	Vanguard	Short Term Bond Index (Admiral shares)	**	668,910
	Vanguard	Growth Index (Admiral shares)	**	1,287,077
	Vanguard	Mid Cap Index (Admiral shares)	**	259,517
				7,173,741
	Common /Collective Trust Funds:
*	TD Ameritrade Trust Company	StarCore I	**	382,656
*	TD Ameritrade Trust Company	StarCore II	**	7,299,900
*	TD Ameritrade Trust Company	StarCore III	**	1,190,560
*	TD Ameritrade Trust Company	StarCore IV	**	1,212,941
*	TD Ameritrade Trust Company	StarCore Global Value	**	375,241
*	TD Ameritrade Trust Company	StarCore International	**	172,626
*	TD Ameritrade Trust Company	StarCore US	**	264,889
*	TD Ameritrade Trust Company	StarTrack Retirement Income Fund	**	208,777
*	TD Ameritrade Trust Company	StarTrack 2020	**	601,566
*	TD Ameritrade Trust Company	StarTrack 2030	**	744,547
*	TD Ameritrade Trust Company	StarTrack 2040	**	1,040,025
*	TD Ameritrade Trust Company	StarTrack 2050	**	7,098
	Wells Fargo	Stable Value Fund	**	4,181,590
				17,682,416

*	FirstCash, Inc.	Common Stock (233,116 shares)	**	10,956,452

*	Participant Loans	4.25% – 9.67% interest and varying maturities through 03/31/2039	—	6,322,911

	Total investments			$103,647,651

*	Party-In-Interest
**	Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.

S-1

REQUIRED INFORMATION

ITEM 1.	Not Applicable

ITEM 2.	Not Applicable

ITEM 3.	Not Applicable

ITEM 4.	Financial Statements and Exhibits

	(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

	(b)	Exhibits:

		23.1	Consent of Independent Registered Public Accounting Firm

		32.1	Certification of Plan Administrator

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2017	FIRST CASH 401(k) PROFIT SHARING PLAN

	By:	/s/ Rick Wessel
Plan Administrator